David Nikzad

President

Ei.Ventures, Inc.

1215 South Kihei Road, #424

Kihei, HI 96753

January 11, 2021

United States Securities and Exchange Commission

100 F St NE

Division of Corporate Finance

Office of Life Sciences

Washington, DC 20549

Re:                             Ei.Ventures, Inc. Response to SEC Comments to Draft Offering Statement on Form 1-A Submitted October 9, 2020 CIK No.: 0001823182

To Whom it May Concern:

We acknowledge receipt of the comments in your letter dated November 5, 2020 regarding the Offering Statement of Ei.Ventures, Inc. (the “Company”), which we have set out below together with our responses and attach a revised Offering Statement on Form 1-A.

Cover Page

1.                                      We note that your bylaws contain transfer restrictions, including that shareholders may not transfer their shares without your prior written consent, and that you have a right of first refusal for transfers. Please revise your offering circular as appropriate to disclose these provisions, including on the cover page and in your risk factors. In addition, please explain why the subscription agreement filed as an exhibit references the right of first refusal, but does not include the language required by Section 36(f) of your bylaws.

Company Response:

The Company has modified its bylaws to remove restrictions that shareholders may not transfer their shares without Company prior written consent.  The Amended and Restated Bylaws appear as an exhibit to the Offering Statement.

2.                                      We note that the cover page of your offering circular indicates that you will offer up to a maximum of 15,197,568 shares of your common stock at $3.29 per share. However, Part I of your preliminary offering circular indicates that you will offer up to a maximum of 15,297,568 shares at $3.20 per share. Please amend your document to ensure that the maximum shares offered and offering price per share are consistent across all parts of the offering statement. Please also limit your cover page to one page.

Company Response:

The Company is offering 11,600,928 shares of Common Stock and the offering price is $4.31 per share.  The offering circular has been modified throughout to be consistent.

3.                                      In Part I, you state that you have $0 in cash and cash equivalents, but show total assets of $286,360, and your financial statements indicate that this amount is in a checking/savings account at the Bank of Hawaii. We also note you state you expect estimated net proceeds of $45 million, but the anticipated expenses in Part I indicate there are fewer expenses. Additionally, you state on page 3 that your common stock is not available for sale in every state, but you state on page 72 and in Part I that you intend to offer the shares in all 50 states. Please reconcile these disclosures, or advise.

Company Response:

We have corrected the amounts that the Company holds in cash and cash expenditures as set forth in the modified Balance Sheet attached to the offering circular as an exhibit.  The Company has modified the offering circular to note that the shares will be available for sale in every state. We have also corrected the sections of the offering circular related to expenses.

4.                                      We note your statement that you intend to develop a differentiated portfolio of psychoactive products that are “regulatorily approved” and “eventually, commercially validated.” Please revise such statements to remove the implication that you will receive regulatory approval, as such approval is within the sole determination of the FDA and comparable regulatory authorities.

Company Response:

The Company has modified the circular to amend any statement that would imply the Company will receive regulatory approval, and clarify that the portfolio of psychoactive products is subject to regulatory approval.

5.                                      Please update the Overview section of your Summary to clearly state the status of psilocybin in the United States and in Canada including (i) the classification of psilocybin as a controlled substance in the U.S. and Canada; (ii) whether you will be able to legally proceed with pre-clinical and clinical testing in each jurisdiction; and (iii) whether you will be able to legally sell your products in each jurisdiction (without rescheduling by the DEA or a comparable authority), to the extent they are approved by applicable health and safety authorities. We note your statement on page 49 that because psilocybin is a Schedule I controlled substance, the use and possession of psilocybin is illegal on a national level in the U.S.

Company Response:

The Company has clarified that in both the United States and Canada psilocybin is a controlled substance and that current formulations and testing are theoretical and, if approved, actual testing will only proceed in government-approved laboratories.  The Company is organized and directed to operate strictly in accordance with all applicable federal, state and provincial laws. Accordingly, at this time, we do not grow, process, own, handle, transport or sell psilocybin-based products. However, if the legal environment changes in the United States or in Canada, the Company’s management may explore business opportunities in the development of laboratories, and growing/cultivation operations, provided that such business opportunities become legally permissible under applicable federal and state or provincial law.

6.                                      We note your statement that you have obtained the rights to a number of novel compositions containing psilocybin. To the extent that you have obtained novel compositions other than pursuant to your license agreement with Orthogonal Thinker, please describe the terms of this agreements in your document and file them as exhibits to your offering statement, or explain to us why they are not required to be filed.

Company Response:

The Company only intends to work with the compositions under the license agreement with Orthogonal Thinker.

7.                                      Please revise to specify the percentage of control that Orthogonal will hold following the offering in the event the minimum amount is sold and if the maximum amount is sold. Please also disclose this information in “The Offering” section on page 6.

Company Response:

Orthogonal will hold 69.41% of control of the Company following the offering in the event the maximum amount of shares being offered are sold.

8.                                      We refer to your disclosures here and elsewhere referencing the emerging growth company status, and that you may take advantage of exemptions from various reporting requirements. However, your other disclosures indicate that you do not intend to register your common stock using Form 8-A after the offering and you are not registering the issuance of your common stock under the Securities Act. Please revise to clarify the relevance of certain of these exemptions, or alternatively, delete any inapplicable references. Please also make any applicable, corresponding revisions regarding your last risk factor on page 33 referring to your reporting obligations.

Company Response:

The Company has clarified that it is not currently an “emerging growth company” under the Exchange Act, but “if and when” it were to become one as an issuer with less than $1.07 billion in total annual gross revenues during its last fiscal year, it would qualify as an “emerging growth company” and, “if and when” it becomes one, it would take advantage of certain requirements.

9.                                      Please revise Use of Proceeds to disclose, for each assumed percentage of shares sold, how far you expect to progress in pre-clinical and clinical development for your drug candidates with the proceeds from the offering and to more specifically discuss how proceeds will be applied to your research programs. Please also indicate whether the uses in the second bullet contemplate any specific IP development or acquisition opportunities.

Company Response:

We have revised the Use of Proceeds section as requested.

10.                               Please update your description of the license agreement between Orthogonal and you to disclose the royalty provision, including any expiration terms. Please also disclose any termination provisions in the overall license agreement and whether the license would survive if the license agreement was terminated by either party. Finally, please disclose whether you have the right under the license agreement to make future decisions regarding the provisional patent application and whether or not it will be pursued further. If the rights remain with Orthogonal, please expand your risk factor on page 28 to disclose this fact.

Company Response:

The Orthogonal License does not contain any royalty provision. The license is perpetual, except it may be terminated by Orthogonal in limited circumstances, for example if the Company is found guilty of criminal activity or the Company files for bankruptcy. All rights to pursue a further application that claims priority to the provisional application, such as a US non-provisional patent application, an international patent application and/or a direct foreign patent application, remain with Orthogonal. We have noted this under the risk factors for our IP.

11.                               Please update your disclosure to discuss (i) how you obtain or plan to obtain psilocybin and psilocin and (ii) the formulation process (or anticipated formulation process) for your product candidates.

Company Response:

The Company may will only obtain psilocybin and psilocin when it is legally permitted and will test and process in legally approved laboratories.

12.                               Please provide the executive compensation information required by Item 402 of Regulation S-K for the year ended December 31, 2019. If no executive compensation was paid during the year ended December 31, 2019, please update your disclosure to state this fact.

Company Response:  Please see Security Ownership of Management and Certain Securityholders, page 92.

13.                               Please complete the principal stockholders table. Refer to Item 403 of Regulation S-K. Financial Statements, page 75

Company Response:  As of June 30, 2020, Orthogonal owns 100% of Common Stock.

14.                               The interim financial statements provided only include a balance sheet and income statement. We remind you of the requirements of Part F/S(b)(5) of the Form 1-A in regards to what should be included in your interim financial statements, including statements of cash flows, an analysis of changes in each caption of stockholders’ equity presented in the balance sheets, and a statement that in the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included. In addition, please also ensure that the interim financial statements comply with Rule 8-03 of Regulation S-X per Part F/S(c)(i) of the Form 1-A . For example, Rule 8-03(b)(2) of Regulation S-X requires disclosure of material subsequent events and contingencies. In this regard, we note that you went from 2 million shares outstanding at June 30, 2020 to 60 million shares outstanding immediately prior to the offering as indicated on page 6. Please revise your interim financial statements as necessary.

Company Response:

The Financial Statements have been revised as requested.

15.                               Please include a consent from your auditors when the filing is submitted. Independent Auditors’ Report, page 79.

Company Response:

The form of consent is attached as an exhibit to the offering circular. We intend to provide an executed version after the Company submits an amendment to the offering circular with the final per share price and capitalization.

16.                               Your disclosures on pages 17 and 74 state that your independent registered public accounting firm has included an explanatory paragraph in its report on your financial statements stating there is doubt about your ability to continue as a going concern; however, the report provided on page 79 does not include an explanatory paragraph. Please revise as necessary.

Company Response:

We have removed this language from the offering circular to conform with the Audited Financials.

17.                               We note that Exhibit 6.2 refers to a form of license agreement between you and Orthogonal Thinker, Inc. Please update your disclosure and the filed exhibit to confirm whether this agreement has actually been signed and is currently in full force and effect. We further note that your exhibit index indicates that certain exhibits have been redacted. Form 1-A does not permit redactions from exhibits.

Company Response:

The license agreement with Orthogonal was executed on October 8, 2020 (the “License Agreement”) and is currently in full force and effect. We have included the executed License Agreement as an exhibit to the offering circular.

18.                               We note that on the cover page of the offering circular and on page 72, you indicate that subscription amounts will be held in an escrow account with PrimeTrust until a closing. Please file the escrow agreement with PrimeTrust as an exhibit to your offering statement. Refer to Item 17.8. of Form 1-A.

Company Response: The Escrow Agreement with Prime Trust is attached to the offering circular as an exhibit.

19.                               We note that the subscription agreement filed as an exhibit refers to a lead underwriter and provides that investors may be subject to a lock-up period of 180 days if requested by you and the lead underwriter. However, your preliminary offering circular disclosure does not indicate that there is a lock-up period and specifically states that there is no underwriter for the offering. Please file a revised subscription agreement, reconcile your disclosures, or advise.

Company Response:

We have removed these sections from the Subscription Agreement to confirm with the offering circular.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Ei.Ventures, Inc. If you have additional questions or comments, please contact me at david@orthogonalthinker.com.

Sincerely,

/s/ David Nikzad
David Nikzad

Enclosures

Cc:	Nate Sumbot
Travis Marc Wilson